Exhibit 77C for AXP Progressive Series, Inc.

                         RESULTS OF AXP PROGRESSIVE FUND
              SPECIAL MEETING OF SHAREHOLDERS HELD ON JUNE 9, 2004
                                   (Unaudited)

A brief description of the proposal voted upon at the meeting and the number of votes cast for, against or withheld, as well as the number of abstentions and broker non-votes as to the proposal is set forth below.

To approve an Agreement and Plan of Reorganization between the Fund and AXP Partners Select Value Fund.

Dollars Voted "For"   Dollars Voted "Against"    Abstentions    Broker Non-Votes
  80,857,730.723           4,854,075.979        4,857,126.367         0.000